UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 3 )*

                          LEE ENTERPRISES, INCORPORATED
________________________________________________________________________________
                                (Name of Issuer)

      Class B Common Stock, $2.00 par value (Title of Class of Securities)
________________________________________________________________________________

                                  52 37 68 208
________________________________________________________________________________
                                 (CUSIP Number)

                     Edmund H. Carroll Jr., Lane & Waterman,
          220 North Main Street, Suite 600, Davenport, Iowa 52801-1987,
                            Telephone (563) 324-3246
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    12-02-96
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52 37 68 208
________________________________________________________________________________

     1.   Names  of  Reporting  Persons.
          I.R.S. Identification  Nos. of above persons (entities only).

          Lloyd G. Schermer
________________________________________________________________________________
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
________________________________________________________________________________
     3.   SEC Use Only
________________________________________________________________________________
     4.   Source of Funds (See Instructions) PF and OO
________________________________________________________________________________
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
     6.   Citizenship or Place of Organization USA
________________________________________________________________________________
Number of       7.     Sole Voting Power            796,866
Shares Bene-    ________________________________________________________________
ficially by     8.     Shared Voting Power          430,720
Owned by Each   ________________________________________________________________
Reporting       9.     Sole Dispositive Power       458,028
Person With     ________________________________________________________________
               10.     Shared Dispositive Power     769,558
               _________________________________________________________________
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,227,586
________________________________________________________________________________
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________
     13.  Percent of Class Represented by Amount in Row (11) 12.7%
________________________________________________________________________________
     14.  Type of Reporting Person (See Instructions) IN
________________________________________________________________________________

CUSIP No. 52 37 68 208
________________________________________________________________________________

     1.   Names  of  Reporting  Persons.
          I.R.S. Identification  Nos. of above persons (entities only).

          Betty A. Schermer
________________________________________________________________________________
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
________________________________________________________________________________
     3.   SEC Use Only
________________________________________________________________________________
     4.   Source of Funds (See Instructions) OO
________________________________________________________________________________
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
     6.   Citizenship or Place of Organization USA
________________________________________________________________________________
Number of       7.      Sole Voting Power           795,654
Shares Bene-    ________________________________________________________________
ficially by     8.      Shared Voting Power         320,700
Owned by Each   ________________________________________________________________
Reporting       9.      Sole Dispositive Power      795,654
Person With     ________________________________________________________________
               10.      Shared Dispositive Power    320,700
               _________________________________________________________________
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,116,354
________________________________________________________________________________
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________
     13.  Percent of Class Represented by Amount in Row (11) 11.5%
________________________________________________________________________________
     14.  Type of Reporting Person (See Instructions) IN
________________________________________________________________________________

 Item 1.  Security and Issuer

          This statement is related to the Class B Common Stock, par value $2.00 per share ("Class B Common Stock"), of Lee Enterprises, Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 215 North Main Street, Suite 400, Davenport, IA 52801-1924.

 Item 2.  Identity and Background

          (a) Lloyd G. Schermer
          (b) c/o of Lee Enterprises, Incorporated, 215 North Main Street, Suite 400, Davenport, IA 52801-1924
          (c) Retired. Long-time Director, Chairman and Chief Executive Officer of the Company
          (d) - (e) During the last five years, Lloyd G. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) United States

          (a) Betty A. Schermer
          (b) c/o of Lee Enterprises, Incorporated, 215 North Main Street, Suite 400, Davenport, IA 52801-1924
          (c) None
          (d) - (e) During the last five years, Betty A. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) United States

Item 3.   Source and Amount of Funds or Other Consideration

          Lloyd G. Schermer acquired his interest in the common stock of the Company as a result of purchases and exercises of stock options granted by the Company. By reason of his holdings of common stock, he received the shares of Class B Common Stock reported herein as a 100% stock dividend paid to all shareholders of common stock in 1986 and upon the exercise of stock options subsequent to such stock dividend. As to the shares Class B Common Stock acquired by stock option exercise, he exercised options to acquire shares of Class B Common Stock by trading in shares of the common stock of the Company. In addition, a trust established for the benefit of Lloyd G. Schermer received certain shares of Class B Common Stock from the Lee Retirement Account Plan Trust. Lloyd G. Schermer's beneficial ownership of shares of Class B Common Stock also includes: shares owned by the Selma B. Waterman/Edna Blade Charitable Foundation (the "Waterman/Blade Foundation"), as to which Lloyd G. Schermer has sole voting and shared investment power; shares originally owned by the Phillip D. and Henrietta B. Adler Foundation ("The Adler Foundation"), a charitable trust, as to which he shared voting and dispositive power with Betty A. Schermer; and shares originally owned by The Schermer Foundation, a charitable foundation, as to which Lloyd G. Schermer and Betty A. Schermer shared voting and dispositive power.

          Since the filing of Amendment No. 2 to this Schedule 13D, in 1999 a statutory consolidation was effected between The Schermer Foundation and The Adler Foundation and the name of the consolidated entity was changed to The Adler-Schermer Foundation.

          Since the filing of Amendment No. 2 to this Schedule 13D, as described below, Lloyd G. Schermer acquired, other than by purchase, the following shares of Class B Common Stock: 227,514 shares as a 100% stock dividend payable to all shareholders of Class B Common Stock in 1995; and 55,000 shares by gift from his spouse, Betty A. Schermer.

          Betty A. Schermer is the sole descendant of Phillip D. Adler and Henrietta B. Adler, both now deceased. She was given by her deceased father and his parents an interest in the common stock of the Company, and as a consequence of such holdings, received certain of the shares of Class B Common Stock herein reported as a 100% stock dividend paid to all shareholders of common stock in 1986. Also, Betty A. Schermer was given by her deceased mother certain shares of Class B Common Stock reported herein. Betty A. Schermer's beneficial ownership of Class B Common Stock also includes shares owned by The Adler-Schermer Foundation, as to which she shares voting and dispositive power with Lloyd G. Schermer.

          Since the filing of Amendment No. 2 to this Schedule 13D, as described below, Betty A. Schermer acquired, other than by purchase, the following shares of Class B Common Stock: 5,000 shares by gift from her spouse, Lloyd G. Schermer; 40,000 shares in an intra-family tax-free exchange; and 380,669 shares as a 100% stock dividend payable to all shareholders of the Company in 1995.

Item 4.   Purpose of Transaction

          (a) - (j) None with respect to each of Lloyd G. Schermer and Betty A. Schermer. See also Item 3.

          Lloyd G. Schermer and Betty A. Schermer have no plans to acquire, by purchase, additional shares of Class B Common Stock, except through rights of inheritance and estate planning.

Item 5.   Interest in Securities of the Issuer

     (a) Lloyd G. Schermer beneficially owns 1,227,586 or 12.7% of the shares of Class B Common Stock outstanding. Lloyd G. Schermer disclaims beneficial ownership of 769,558 shares of Class B Common Stock listed above, and of all the shares of Class B Common Stock beneficially owned by Betty A. Schermer listed and described below and not disclaimed by her.

          Lloyd G. Schermer is a director with sole voting and shared investment powers as to the Class B Common shares held by the Waterman/Blade Foundation. If the charitable corporation's cash or readily marketable property other than the shares of Class B Common Stock is insufficient to meet distributions required by federal tax laws for a particular fiscal year, the shares of Class B Common Stock may be sold to meet such distribution requirements.

          Betty A. Schermer beneficially owns 1,116,354 or 11.5% of the shares of Class B Common Stock outstanding. Betty A. Schermer disclaims beneficial ownership of 320,077 shares listed above, and of all the shares of Class B Common Stock beneficially owned by Lloyd G. Schermer listed and described above and not disclaimed by him.

          Lloyd G. Schermer and Betty A. Schermer are the sole directors of The Adler-Schermer Foundation as to which they share voting and investment powers. In the past shares of Class B Common Stock have been sold to make distributions required by federal tax laws for a particular fiscal year. If the charitable corporation's cash or readily marketable property other than the shares of Class B Common Stock is insufficient to meet distributions required by federal tax laws for a particular fiscal year, shares of Class B Common Stock may be sold in the future to meet such distribution requirements.

     (b) Lloyd G. Schermer has (i) sole voting power with respect to 796,866 shares of Class B Common Stock, of which 458,028 are shares owned by a trust for the benefit of Lloyd G. Schermer and 338,838 are shares held by the Waterman/Blade Foundation; (ii) shared voting power with respect to 430,720 shares of Class B Common Stock, of which 110,020 are shares held by a trust for the benefit of Mr. Schermer's children as to which Mr. Schermer shares voting power with a financial institution and 320,700 are shares held by The Adler-Schermer Foundation as to which Mr. Schermer shares voting power with Betty A. Schermer; (iii) sole dispositive power with respect to 458,028 shares owned by a trust for the benefit of Lloyd G. Schermer; and (iv) shared dispositive power with respect to 769,558 shares of Class B Common Stock, of which 338,838 are shares held by the Waterman/Blade Foundation as to which Mr. Schermer shares dispositive power with the two other directors, 110,020 are shares held by a trust for the benefit of Mr. Schermer's children as to which Mr. Schermer shares dispositive power with a financial institution and 320,700 are shares held by The Adler-Schermer Foundation as to which Mr. Schermer shares dispositive power with Betty A. Schermer. Lloyd G. Schermer disclaims beneficial ownership of 769,558 shares of Class B Common Stock listed above, and of all the shares of Class B Common Stock beneficially owned by Betty A. Schermer listed below.

          Betty A. Schermer has (i) sole voting power with respect to 795,654 shares of Class B Common Stock held by a trust for the benefit of Betty A. Schermer; (ii) shared voting power with respect to 320,700 shares of Class B Common Stock held by The Adler-Schermer Foundation as to which she shares voting power with Lloyd G. Schermer; (iii) sole dispositive power with respect to 795,654 shares of Class B Common Stock held by a trust for the benefit of Betty A. Schermer; and (iv) shared dispositive power with respect to 320,700 shares of Class B Common Stock held by The Adler-Schermer Foundation as to which she shares dispositive power with Lloyd G. Schermer. Betty A. Schermer disclaims beneficial ownership of 320,077 shares of Class B Common Stock listed above, and of all the shares of Class B Common Stock beneficially owned by Lloyd G. Schermer listed above.

          Each of the Reporting Persons will act independently with respect to the voting of Lee shares of Class B Common Stock beneficially owned by him or her. There is no agreement or understanding between the Reporting Persons with respect to the purchasing or selling or the voting of shares of Class B Common Stock.

     (c) There were no transactions with respect to the Class B Common Stock within the past 60 days by either of Lloyd G. Schermer and Betty A. Schermer.

          The increase in the number of shares of Class B Common Stock beneficially owned by Lloyd G. Schermer and Betty A. Schermer since the filing of Amendment No. 2 to this Schedule 13D is substantially attributable to (a) the 100% stock dividend payable to all shareholders of Class B Common Stock on December 8, 1995, and (b) the 34% decrease in the number of shares of Class B Common Stock outstanding from 14,603,926 as of June 30, 1993 (the number used in Amendment No. 2 to this Schedule 13D, as adjusted for the 1995 stock dividend) to 9,638,044 as of December 31, 2002 due to sales by other, unrelated shareholders of Class B Common Stock. The Class B Common Stock is at all times convertible into shares of common stock on a share-for-share basis. In addition, the following acquisitions, other than by purchase, and dispositions of shares of Class B Common Stock beneficially owned by Lloyd G. Schermer and Betty A. Schermer have occurred since Amendment No. 2 to the Schedule 13D (all of such transactions which were subject to Section 16 of the Securities and Exchange Act, as amended, were previously reported in Section 16 filings):

          On September 21, 1993 and October 18, 1993 Lloyd G. Schermer disposed of 5,105 shares of Class B Common Stock by gift to The Schermer Foundation.
          On December 29, 1994 Lloyd G. Schermer disposed of 5,000 shares of Class B Common Stock by gift to The Schermer Foundation.
          On December 8, 1995 Lloyd G. Schermer received 227,514 shares of Class B Common Stock as part of a 100% stock dividend payable to all shareholders of Class B Common Stock.
          On October 24, 1996 Lloyd G. Schermer disposed of 22,000 shares of Class B Common Stock by gift to The Schermer Foundation. On May 28, 1997 Lloyd G. Schermer disposed of 30,000 of Class B Common Stock by gift to The Schermer Foundation.
          On November 17, 2000 Lloyd G. Schermer acquired 55,000 shares of Class B Common Stock by gift from Betty A. Schermer, his spouse.

          Note that Lloyd G. Schermer's dispositions of 62,105 shares of Class B Common Stock listed above to The Schermer Foundation did not result in a change in beneficial ownership of these shares because of his shared investment and dispositive powers as a director of The Schermer Foundation.

          On August 26, 2002, the Waterman/Blade Foundation disposed of 10,000 shares of Class B Common Stock. Lloyd G. Schermer is a director, who shares investment powers as to the share of Class B Common Stock held by the Foundation with two other directors.

          On August 6, 1993 Betty A. Schermer disposed of 2,000 shares of Class B Common Stock by gift to her grandchildren.
          On December 29, 1994 Betty A. Schermer acquired 5,000 shares of Class B Common Stock by gift from Lloyd G. Schermer, her spouse.
          On December 8, 1995 Betty A. Schermer acquired 380,669 of Class B Common Stock as part of a 100% stock dividend payable to all shareholders of Class B Common Stock.
          On February 26, 1997 Betty A. Schermer acquired 40,000 shares of Class B Common Stock in an intra-family tax-free exchange.
          On November 17, 2000 Betty A. Schermer disposed of 55,000 shares of Class B Common Stock by gift to Lloyd G. Schermer, her spouse.

     (d) Not applicable with respect to each of Lloyd G. Schermer and Betty A. Schermer.

     (e) Not applicable with respect to each of Lloyd G. Schermer and Betty A. Schermer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Lloyd G Schermer and Betty A. Schermer are husband and wife.

          According to the Articles of Incorporation of the Waterman/Blade Foundation, Lloyd G. Schermer, one of the Foundation's three directors, has the sole authority to determine how the shares of Class B Common Stock owned by the Foundation shall be voted. However, the affirmative vote of all of the directors in office is required to sell or otherwise dispose of shares of Class B Common Stock held by the

          Foundation. The Articles provide that the affirmative vote of the majority of the directors in office is required to dispose of shares of Class B Common Stock if (a) the Foundation's cash or readily marketable property other than such stock is insufficient to meet distributions required by federal tax laws and expenses for that fiscal year or (b) any sale or distribution of such stock in the fiscal year in which the Foundation's existence terminates.

          A copy of the Foundation's Articles of Incorporation was filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

Item 7.   Material to Be Filed as Exhibits

          Written agreement as required by Rule 13d-1(k).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 20, 2003

/s/Lloyd G. Schermer                    /s/Betty A. Schermer
______________________________          ___________________________________
      Lloyd G. Schermer                         Betty A. Schermer






























Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1
                                 TO SCHEDULE 13D


The undersigned  hereby agree that Amendment No. 3 to Schedule 13D to which this exhibit is made a part thereof is filed on behalf of each of the undersigned.

Dated this 20th day of February 2003.


/s/Lloyd G. Schermer                    /s/Betty A. Schermer
_______________________________      _______________________________________
      Lloyd G. Schermer                        Betty A. Schermer

































Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)